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EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
Amounts in millions, except ratios
	2007	2006	2005	2004	2003
Ratio of Earnings to Fixed Charges	6.4x	4.9x	2.9x	3.6x	1.8x
Details of the specific calculations are set forth below:

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings
Income (loss) before taxes	$267.9	$194.7	$88.0	$110.9	$(24.9)
Add: Fixed charges	49.4	49.3	46.0	42.5	133.9

Subtotal	317.3	244.0	134.0	153.4	109.0
Less: Capitalized interest	(1.0)	(0.5)	(0.8)	(0.5)	(0.3)

Total	$316.3	$243.5	$133.2	$152.9	$108.7

Fixed charges
Interest expense	$35.1	$36.0	$33.3	$31.0	$123.1
Capitalized interest	1.0	0.5	0.8	0.5	0.3
Interest portion of rent expense (1)	13.3	12.8	11.9	11.0	10.5

Total	49.4	49.3	46.0	42.5	133.9
2003 tender offer premium	—	—	—	—	(55.9)
2003 write-off of deferred financing fees	—	—	—	—	(17.4)

Fixed charges adjusted for 2003 refinancing charges	$49.4	$49.3	$46.0	$42.5	$60.6

Ratio of Earnings to Fixed Charges	6.4x	4.9x	2.9x	3.6x	1.8x

(1)
The interest portion of rent expense represents the estimated interest component of such rental payments.

        Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges represent interest expense; amortization of a 2003 treasury lock settlement, debt discount and expenses; capitalized interest and that portion of rental expense deemed to be the equivalent of interest.

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  EXHIBIT 12